UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)*


                         VERTICAL HEALTH SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92533G305
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


          Check the appropriate box to designate the rule pursuant to which this
          Schedule 13G is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92533G305
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON:                            Valens Offshore SPV I, Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   98-0539781

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                             (b) |X|

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION:       Cayman Islands

--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER:         0 shares of Common Stock.*
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6     SHARED VOTING POWER:       840,000 shares of Common Stock.*
OWNED BY
               -----------------------------------------------------------------
EACH           7     SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
REPORTING
               -----------------------------------------------------------------
PERSON         8     SHARED DISPOSITIVE POWER:  840,000 shares of Common Stock.*

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    840,000 shares of Common Stock*

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |_|

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     5.02%*

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

         * Based on 16,722,347 shares of the common stock, par value $0.001 outstanding (the "Shares") of Vertical Health Solutions, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, Ltd. ("VOFF SPV I") owns 840,000 Shares. VOFF SPV I is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by VOFF SPV I reported in this Schedule 13G, as amended.

CUSIP No. 92533G305
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON:                            Valens Capital Management, LLC
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:   20-8903345

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                         (b) |X|

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware

--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER:         0 shares of Common Stock.*
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6     SHARED VOTING POWER:       840,000 shares of Common Stock.*
OWNED BY
               -----------------------------------------------------------------
EACH           7     SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
REPORTING
               -----------------------------------------------------------------
PERSON         8     SHARED DISPOSITIVE POWER:  840,000 shares of Common Stock.*

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    840,000 shares of Common Stock*

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |_|

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     5.02%*

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON:  OO

--------------------------------------------------------------------------------

         * Based on 16,722,347 shares of the common stock, par value $0.001 outstanding (the "Shares") of Vertical Health Solutions, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, Ltd. ("VOFF SPV I") owns 840,000 Shares. VOFF SPV I is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by VOFF SPV I reported in this Schedule 13G, as amended.

CUSIP No. 92533G305
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON:          David Grin

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                         (b) |X|

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION:       Israel

--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER:         0 shares of Common Stock.*
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6     SHARED VOTING POWER:       840,000 shares of Common Stock.*
OWNED BY
               -----------------------------------------------------------------
EACH           7     SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
REPORTING
               -----------------------------------------------------------------
PERSON         8     SHARED DISPOSITIVE POWER:  840,000 shares of Common Stock.*

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    840,000 shares of Common Stock*

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |_|

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     5.02%*

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * Based on 16,722,347 shares of the common stock, par value $0.001 outstanding (the "Shares") of Vertical Health Solutions, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, Ltd. ("VOFF SPV I") owns 840,000 Shares. VOFF SPV I is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by VOFF SPV I reported in this Schedule 13G, as amended.

CUSIP No. 92533G305
--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON:          Eugene Grin

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                         (b) |X|

--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   CITIZENSHIP OR PLACE OF ORGANIZATION:       United States

--------------------------------------------------------------------------------

NUMBER OF      5     SOLE VOTING POWER:         0 shares of Common Stock.*
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6     SHARED VOTING POWER:       840,000 shares of Common Stock.*
OWNED BY
               -----------------------------------------------------------------
EACH           7     SOLE DISPOSITIVE POWER:    0 shares of Common Stock.*
REPORTING
               -----------------------------------------------------------------
PERSON         8     SHARED DISPOSITIVE POWER:  840,000 shares of Common Stock.*

--------------------------------------------------------------------------------

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    840,000 shares of Common Stock*

--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:  |_|

--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:     5.02%*

--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

         * Based on 16,722,347 shares of the common stock, par value $0.001 outstanding (the "Shares") of Vertical Health Solutions, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10Q for the quarterly period ended September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, Ltd. ("VOFF SPV I") owns 840,000 Shares. VOFF SPV I is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by VOFF SPV I reported in this Schedule 13G, as amended.

CUSIP Number:     92533G305

Item 1(a).        Name of Issuer:   VERTICAL HEALTH SOLUTIONS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  2595 Tampa Road, Suite E, Palm Harbor, FL 34684

Item 2(a).        Name of Person Filing:    Valens Capital Management, LLC

         This Schedule 13G, as amended, is also filed on behalf of Valens Offshore SPV I, Ltd., a Cayman Islands limited company, Eugene Grin and David Grin. Valens Offshore SPV I, Ltd. is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the Shares owned by Valens Offshore SPV I, Ltd. reported on this Schedule 13G, as amended. Information related to each of Valens Offshore SPV I, Ltd., Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b).        Address of Principal Business Office or if none, Residence:
                  335 Madison Avenue, 10th Floor
                  New York, New York 10017

Item 2(c).        Citizenship:      Delaware

Item 2(d).        Title of Class of Securities:      Common Stock

Item 2(e).        CUSIP Number:     92533G305

Item 3.           Not Applicable

Item 4.           Ownership:
         (a)      Amount Beneficially Owned:840,000 shares of Common Stock*
         (b)      Percent of Class:       5.02%*
         (c)      Number of shares as to which such person has:
                  (i)    sole power to vote or to direct the vote:    0 shares
                         of Common Stock*
                  (ii) shared power to vote or to direct the vote: 840,000 shares of Common Stock*
                  (iii)  sole power to dispose or to direct the disposition of:
                         0 shares of Common Stock*
                  (iv) shared power to dispose or to direct the disposition of: 840,000 shares of Common Stock*

Item 5.           Ownership of Five Percent or Less of a Class:   Not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:  Not applicable

--------------------------------------------------------------------------------
         * Based on 16,722,347 shares of the common stock, par value $0.001 outstanding (the "Shares") of Vertical Health Solutions, Inc., a Florida corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10QSB for the quarterly period ended September 30, 2008. As of December 31, 2008, Valens Offshore SPV I, Ltd. ("VOFF SPV I") owns 840,000 Shares. VOFF SPV I is managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and share sole voting and investment power over the securities owned by VOFF SPV I reported in this Schedule 13G, as amended.

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not applicable

Item 8.           Identification and Classification of Members of the Group:
                  Not applicable

Item 9.           Notice of Dissolution of Group:  Not applicable

Item 10.          Certification:


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 9, 2009
                                       -----------------
                                       Date


                                       VALENS CAPITAL MANAGEMENT, LLC


                                       /s/ David Grin
                                       --------------
                                       David Grin
                                       Principal

                                   APPENDIX A


A.  Name:                       Valens Offshore SPV I, Ltd., a Cayman Islands
                                limited company

    Business Address:           335 Madison Avenue, 10th Floor, New York,
                                New York 10017

    Place of Organization:      Delaware


B.  Name:                       David Grin

    Business Address:           335 Madison Avenue, 10th Floor, New York,
                                New York 10017

    Principal Occupation:       Principal of Valens Capital Management, LLC

    Citizenship:                Israel


C.  Name:                       Eugene Grin

    Business Address:           335 Madison Avenue, 10th Floor, New York,
                                New York 10017

    Principal Occupation:       Principal of Valens Capital Management, LLC


    Citizenship:                United States

      Each of Valens Offshore SPV I, Ltd., Laurus Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


                                     Valens Offshore SPV I, Ltd.

                                     By: Valens Capital Management, LLC,
                                     its investment manager

                                     By:      /s/ David Grin
                                              --------------------------
                                              David Grin
                                              Principal
                                              February 9, 2009


                                     /s/ David Grin
                                     -------------------------------------------
                                     David Grin, on his individual behalf
                                     February 9, 2009


                                     /s/ Eugene Grin
                                     -------------------------------------------
                                     Eugene Grin, on his individual behalf
                                     February 9, 2009